January 9, 2008

By US Mail and Facsimile

U.S. Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 7010
Washington, DC 20549-6010
Attn:	Anne Nguyen Parker

Re:	Open Energy Corporation
Post-Effective Amendment No. 1 on Form SB-2 (File No. 333-136987)
Filed September 19, 2007

Form 10-KSB (File No. 0-50450)
Filed September 13, 2007

Dear Ms. Parker:

On behalf of Open Energy Corporation (“Open Energy” or the “Company”), we are responding to the Staff’s letter dated October 15, 2007 (the “Comment Letter”), relating to the above-referenced Post-Effective Amendment No. 1 on Form SB-2 (the “SB-2”) and Form 10-KSB (the “10-KSB” and collectively with the SB-2, the “Filings”).  In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Open Energy is filing Post-Effective Amendment No. 2 (“Amendment No. 2”) with this response letter.  For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below.  The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Post-Effective Amendment No. 1 on Form SB-2

General

1.                        We note that on May 21, 2007 and August 29, 2007, you entered into Letter Agreements with Cornell Capital Partners, L.P. which amended certain terms of the secured convertible debentures issued pursuant to a Securities Purchase Agreement dated March 30, 2006.  These securities were the subject of the registration statement on Form SB-2 filed August 30, 2006.  Having renegotiated the terms of part of the private placement transaction with Cornell Capital after you filed the registration statement, it does not appear that you can rely on Rule 152 to separate the issuance and resale transactions, which are occurring simultaneously.  Please advise.  Please note that this comment also pertains to the SB2-MEF that was filed September 18, 2007.

The Company respectfully acknowledges the Staff’s comment.  The Company also acknowledges that the May 31, 2007 letter (the “May Letter”) confirming the agreement between the Company and Cornell Partners, L.P. (“Cornell”) was inartfully drafted.  The May Letter creates the impression that the parties agreed to amend the terms of the 2006 Securities Purchase Agreement dated March 30, 2006 (the “2006 SPA”); however, this was neither the intent of the parties nor the substance of their agreement.

Under Section 3(b)(i) of the March 30, 2006 Convertible Debenture Agreement (the “Debenture Agreement”), Cornell has the right to waive the 4.99% conversion restriction upon 65 days prior notice to the Company.  In the agreement referred to in the May Letter, the Company agreed to waive the 65 days notice to which it was entitled pursuant to the securities purchase agreement dated March 30, 2006 and, instead of completely waiving the conversion restriction, Cornell agreed not to increase its holdings beyond 9.99%.  The Company chose to waive the notice requirement because allowing Cornell to convert would reduce the Company’s liabilities and increase the Company’s near-term financing options.

The Company respectfully submits that because Cornell had the right to exceed the 4.99% conversion restriction under the original terms of the Debenture Agreement, the waiver of the notice requirement does not constitute a renegotiation of terms of the original transaction.  The Company does not believe that the waiver of its notice right should be construed as an amendment to the terms of the 2006 SPA or the Debenture Agreement.

Finally, even if Cornell were not entitled to waive the 4.99% conversion restriction, the Company believes reliance on Rule 152 would still be appropriate.  In the Company’s view, the issuance and resale would not occur simultaneously because the terms of the debentures were unchanged by the agreement between the parties.  The Company respectfully submits that the waiver of a limitation on Cornell does not modify the terms of the debentures themselves, and thus reliance on Rule 152 would continue to be appropriate.

With respect to the August Letter, Cornell requested that the Company register up to 4,000,000 shares of the Company’s common stock on a Registration Statement pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “Act”) (“Rule 462(b)”).  The Company voluntarily complied with Cornell’s request and filed an SB2-MEF on September 18, 2007.  In filing the SB2-MEF, the Company was not seeking to register additional shares on the SB-2, which was already declared effective.  Pursuant to the 2006 SPA, the Company was obligated to register up to 44,117,647 shares.  As the SB-2 only registered 41,363,244 shares of common stock (of which 18,730,000 was registered on behalf of Cornell), since such figure was limited by the SEC under Rule 415 of the Act, in filing the SB2-MEF, which registered 2,271,808 shares of common stock, the Company was merely attempting to satisfy its obligations under the 2006 SPA.  The Company’s interpretation of Rule 462(b) is that they are able to register common stock in an amount and at a price that together represent no more that 20% of the shares originally subject to the 2006 SPA that remain unsold as of the date of the SB2-MEF.  The filing of the SB2-MEF was the Company’s act of holding up its end of a bargain.  As such, the Company has not renegotiated the terms of a private placement.  Moreover, the August Letter was entered into over a year after the closing of the private placement and, as such, should not be integrated with such private placement.

2.                        Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to pages 14 & 15.

3.                        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to pages 16 and 17.

4.                        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debenture, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible debenture” means the securities underlying the debenture that may be received by the persons identified as selling shareholders]:

•                  the market, price per share of the securities underlying the convertible debenture on the date of the sale of the convertible debenture;

•                  the conversion price per share of the underlying securities on the date of the sale of the convertible debenture, calculated as follows:

•                  if the conversion price per share is set at a fixed price, use the price per share established in the convertible debenture; and

•                  if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

•                  the total possible shares underlying the convertible debenture (assuming no interest payments and complete conversion throughout the term of the note);

•                  the combined market price of the total number of shares underlying the convertible debenture calculated by using the market price per share on the date of the sale of the convertible debenture and the total possible shares underlying the convertible debenture;

•                  the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debenture calculated by using the conversion price on the date of the sale of the convertible debenture and the total possible number of shares the selling shareholders may receive; and

•                  the total possible discount to the market price as of the date of the sale of the convertible debenture, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture from the combined market price of the total number of shares underlying the convertible debenture on that date.

If there are provisions in the convertible debenture that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to pages 7, 17 & 18.

5.                        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•                  market price per share of the underlying securities on the date of the sale of that other security;

•                  the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•                  if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•                  if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•                  the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•                  the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•                  the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•                  the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to pages 14 & 15.

6.                        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the gross proceeds paid or payable to the issuer in the convertible debentures transaction;

•                  all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

•                  the resulting net proceeds to the issuer; and

•                  the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Four and Comment Five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to Comment Three) and the total possible discount to the market price of the shares underlying the convertible note (as disclosed in response to Comment Four) divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to pages 16 & 17.

7.                        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•                  the date of the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                  the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•                  the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                  the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•                  the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to pages 18 & 19.

8.                        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•                  the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•                  the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•                  the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to pages 18 & 19.

9.                        Please provide us, with a view toward disclosure in the prospectus, with the following information:

•                  whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the debentures; and

•                  whether – based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•                  the date on which each such selling shareholder entered into that short position; and

•                  the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debentures transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debentures transaction, before the filing or after the filing of the registration statement, etc.).

The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to page 40.  The selling shareholders have represented to us that they do not have an existing short position in the company’s common stock.

10.                 Please provide us, with a view toward disclosure in the prospectus, with:

•                  a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•                  copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

A description of the relationships and arrangements between and among those parties is presented in the prospectus in the sections starting on pages 12, 61 and  II-2. In addition, the relevant agreements are included as exhibits to the registration statement (see Exhibits 4.1, 4.3 through 4.8 and 10.12).

In addition, the Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to pages 40 to 44.

11.                 Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

The Company has revised the fee schedule and the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to pages 61 & 62, including related footnotes.

12.                 You will expedite the review process if you address each portion of every numbered comment that appears in this letter.  Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendments we will find your responsive changes.  Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents.  For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

The Company acknowledges the Staff’s comment.

13.                 Please update your disclosure throughout the registration statement to the most recent practicable date.  As examples only, we note:

•                  that the discussion in “The Offering” section of the Prospectus Summary on page 1 has not been updated for events that have occurred in regard to both private placements since October 2, 2006.  Provide the information in the last paragraph of this section as of the most recent practicable date.

•                  Update your discussion in the “Liquidity and Capital Resources” section on page 29.  We note that you state that you currently have adequate cash to fund operations only through September 2007.

•                  the information on the table that appears in the “Security Ownership of Certain Beneficial Owners and Management” on page 40 must be updated.  We note that a Schedule 13D/A was filed on September 28, 2007 by the Quercus Trust indicating that it beneficially owns 45.6% of your outstanding stock.

•                  the information that appears in the “Selling Stockholders” section must be appropriately updated.  We note, for example, the disclosure in footnote 7 providing information only as of October 2, 2006.  Revise the information presented for Cornell Capital to include the shares that have been registered on its behalf on the Form SB-2-MEF filed September 18, 2007.  Ensure that both the table and the other footnotes reflect current information.

•                  the information that appears in the “Description of Capital Stock” must be updated.  Again we note that you provide information as of October 2, 2006.

•                  the information that appears in the “Recent Sales of Unregistered Securities” must be updated for sales that have occurred since April 2006.  As an example, we note that you filed a Form 8-K on September 25, 2007 to announce the sale of $20 million in convertible notes.

•                  in addition, please update to include the disclosure found in the Schedule 14A that was filed October 12, 2007, such as the disclosure regarding executive compensation and director independence.

The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

14.                 We note your statement in your Form 10-KSB for your fiscal year ended May 31, 2007 that your disclosure controls are ineffective due to several deficiencies.  For each identified deficiency, disclose when it was identified, who identified it, the causes for the deficiency, the steps you have taken to rectify the situation, and where applicable, why the deficiency persists.  Add a risk factor that discloses the risk to investors from the existence and continuing nature of the deficiencies.

The Company has revised the disclosure in the Amendment No. 2 to address the Staff’s comment.  Please refer to pages 7 (Risk Factor).

Financings, page 30

15.                 Revise your discussion to describe clearly the current terms of your 0%, 5% and 10% convertible notes.  Your discussion assumes the reader understands the original terms of these securities.  It appears that all of the 0% convertible notes have been converted.  If true state this.  Use separate subheadings to introduce your discussion of the 5% and 10% convertible notes, and discuss all of the terms of each note under each subheading.  Use separate subheadings to introduce your discussion of the 6/15/07 Note and the 8/31/07 Note.  Add a discussion of the recently completed $20 million convertible note sale.

The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to pages 41 to 44.

16.                 In regard to the letter agreement entered into with Cornell Capital on May 21, 2007, state the consideration you received for such letter agreement.

The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comment.  Please refer to page 43. No other consideration was received.

17.                 File as an exhibit the August 29, 2007 letter agreement with Cornell Capital.  State whether the Form SB-2-MEF was filed to satisfy your obligation to register additional shares on behalf of Cornell.

The Company has filed the August 29, 2007 letter agreement with Cornell Capital as exhibit 4.1 to its 10-KSB, which was filed on October 31, 2007.  Additionally, the Form SB-2-MEF was filed to satisfy the Company’s obligations to register additional shares on behalf of Cornell.

Selling Stockholders, page 43

18.                 Indicate how Melvin Prueitt and Songul Atacan obtained the shares that are being registered on their behalf.

Melvin Prueitt’s shares were returned to Open Energy and cancelled.  Songul Atacan obtained her shares as employee compensation that was approved by the board, and subsequently she has sold her shares.  Thus, Amendment No. 2 does not include registration of shares for either of them.

Undertakings, page II-6

19.                 Provide the undertakings required by Item 512(a)(4) of Regulation S-B.

The Company acknowledges the Staff’s comment and will provide the undertakings required by Item 512(a)(4) of Regulation S-B.  Please refer to page II-12.

Form 10-KSB

20.                 Based on your responses to our previous comments, please amend your 10-KSB as applicable, including in response to our prior comment 14.

The Company acknowledges the Staff’s comment and has amended its 10-KSB in accordance with this comment. The 10-KSB was re-filed with the SEC on October 31, 2007.

Controls and Procedures

21.                 Provide the disclosure required by Item 308(c) of Regulation S-B.

The Company acknowledges the Staff’s comments and has provided the disclosure required by Item 308(c) of Regulation S-B.

Exhibits 32.1 and 32.2

22.                 Revise and re-file these exhibits to reflect the proper date of the period that the certification covers, which should be for the period ending May 31, 2007, not May 31, 2006.

The Company acknowledges the Staff’s comment and has re-filed exhibits 32.1 and 32.2 to reflect the proper date of the period that the certification covers.

The written undertakings by the Company requested by the Staff are set forth in Exhibit A annexed hereto.

*  *  *  *  *  *  *  *  *  *

We would very much appreciate the Staff’s prompt review of Amendment No. 2.  Should you have any follow-up questions, please call Martin J. Waters at (858) 350-2308 or the undersigned at (858) 350-2364.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Anthony G. Mauriello

Anthony G. Mauriello

Enclosures

cc:         Donna Levy, U.S. Securities and Exchange Commission
David P. Saltman, President and CEO, Open Energy Corporation
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Exhibit A

Open Energy Corporation (the “Company”) hereby confirms that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Open Energy Corporation

/s/ Aidan H. Shields
Aidan H. Shields
Chief Financial Officer

Dated: January 9, 2008